[Letterhead of Sutherland Asbill & Brennan LLP]

May 1, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Registration Statement on Form N-2, filed on March 28, 2012

File No. 333-180416

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated April 25, 2012, with respect to the Company’s registration statement on Form N-2 (File No. 333-180416), filed with the Commission on March 28, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses, such revisions have been included in the marked pages attached as an exhibit hereto.

Registration Statement Cover Page

1.	We note that the Company has indicated that it will offer its securities in reliance on Rule 415 under the Securities Act of 1933 by checking "the Rule 415 box" and that this manner of offering is confirmed in the plan of distribution section of the Company's prospectus. While the Company has a class of securities registered under the Securities Exchange Act of 1934, at the time the Company filed this registration statement on Form N-2, it had been subject to the reporting requirements of the Exchange Act for less than twelve calendar months. In your response letter, provide the legal basis supporting the Company's reliance on Rule 415 for the method of distribution of the securities being registered on this Form N-2.

Dominic Minore, Esq. May 1, 2012 Page 2

The Company advises the Staff on a supplemental basis that the Company intends to rely upon Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “Securities Act”), which, together with the no-action relief granted by the Staff in Nuveen Virginia Premium Income Municipal Fund (SEC No-Action Letter, publicly available October 6, 2006), generally permits closed-end funds, including business development companies (see footnote 1), that meet the eligibility criteria of Form S-3 to file shelf registration statements for the purpose of conducting offerings from time to time on an immediate, delayed or continuous basis. The Company believes that it currently meets the eligibility requirements set forth in Form S-3, other than the requirement that it be subject to the requirements of Section 12 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for at least twelve calendar months, given that (a) the Company (i) has a class of common stock registered under Section 12(b) of the Exchange Act, (ii) has timely filed all reports required to be filed within the past twelve calendar months, and (iii) has not failed to pay any dividend or otherwise defaulted on any outstanding debt securities since the end of the last fiscal year for which financial statements were included in its most recent Form 10-K filed under the Exchange Act, and (b) the aggregate market value of the voting and non-voting common equity of the Company held by non-affiliates is well in excess of $75 million.

In addition, the Company advises the Staff on a supplemental basis that operating companies are permitted to amend an existing pre-effective Form S-1 by filing a subsequent pre-effective amendment on Form S-3 upon satisfying the eligibility requirements set forth in General Instruction I to Form S-3. See Compliance and Disclosure Interpretations, Securities Act Rules, Question 212.04. As business development companies such as the Company are only permitted to file registration statements on Form N-2 for the purpose of registering securities under the Securities Act, the Company believes that the filing of a pre-effective amendment to the Registration Statement after the Company has been subject to the requirements of Section 12 under the Exchange Act for at least twelve calendar months should be viewed as having the same effect as the filing of a pre-effective amendment on Form S-3 by an operating company in similar circumstances. In addition, the Company confirms to the Staff that it will not request accelerated effectiveness of the Registration Statement until it has been subject to the requirements of Section 12 under the Exchange Act for at least twelve calendar months.

Dominic Minore, Esq. May 1, 2012 Page 3

Prospectus

2.	At the time of the February 2012 offering of the Company's common stock, the price of its common stock was approximately $18.75 per share. What did the Company's board of directors consider when it determined to price the offering of the Company's common stock at $15 per share? Disclose the findings of the Company's board of directors as to how the offering of the Company's common stock at such a price was in the best interest of the Company's then current shareholders. Disclose the conflicts of interest this presented and how such conflicts were resolved and by whom. Disclose the impact that the pricing of that offering had on the market price of the Company's common stock. Disclose, if true, that the Company may price future offerings of its common stock at below market price and that such discount to market price may be substantial.

The Company has revised the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that in connection with evaluating the Company’s February 2012 offering, the Company’s board of directors considered a number of potential benefits to offering shares of the Company’s common stock at a discount to the Company’s then current market price, including the substantial increase in net proceeds that could be obtained by offering shares at an increased discount to market price, the greater market power the increased net proceeds would provide the Company in seeking attractive portfolio investments, and the fact that the offer price was still at a substantial premium, and would be accretive to, the Company’s net asset value per share.

In addition, the Company’s board of directors considered a number of potential drawbacks, including the adverse impact on the Company’s market price that would potentially result from offering shares at a discount to market price, as well as the increase in the fees payable to the Company’s investment adviser that would result from the increased net proceeds. The Company’s board of directors did not assign any particular weight to any one factor, but instead evaluated all of the factors collectively in determining to authorize the February 2012 equity offering at a public offer price of $15 per share.

Prospectus Cover Page

3.	File the form of "one or more supplements" referenced in the third paragraph that the Company intends to deliver with "this prospectus." Expand the disclosure to make clear that the related prospectus supplement and "this prospectus" will together constitute the prospectus for an offering of the Company's securities.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment. In addition, the Company will attach a form of prospectus supplement as an exhibit to the Registration Statement, a copy of which is attached hereto for the Staff’s review.

4.	The fourth paragraph advises that the Company may in the future see a shareholder approval to issue shares of its common stock at a price that is less than its net asset value per share. In your response letter, undertake to file a post-effective amendment to this registration statement at such time that the Fund obtains such shareholder approval, as well as other applicable disclosure pertaining to sales of the Company's common stock at a price below its net asset value.

Dominic Minore, Esq. May 1, 2012 Page 4

The Company confirms to the Staff that it will file a post-effective amendment to the Registration Statement, including all required disclosure regarding offerings of common stock below net asset value, in the event that the Company obtains stockholder approval to issue shares of its common stock at prices below net asset value.

5.	We note that the prospectus eliminates much of the "Immediate and Substantial Dilution Per Share," "Risk of Loss of Premium to Investors in this Offering," and "Estimated Net Asset Value" cover page and expanded prospectus summary and risk factor disclosure that was included on the prospectus for its February 2012 offering. It appears that such disclosure should be included, as applicable, in the prospectus supplement that is used for any offering of the Company's common stock.

The Company has included the above-referenced sections in the form of prospectus supplement attached hereto, which the Company intends to file as an exhibit to the Registration Statement.

6.	In the last sentence of the fifth paragraph insert the phrase "or otherwise" after the word "dealers."

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

About This Prospectus

8.	The fifth sentence indicates that the Company will provide a prospectus supplement that will contain specific information about the terms of an offering of the Company's common stock. In this regard, the "Fees and Expenses" section of the prospectus also discloses that the Company will update the fee table and example presentation in the applicable prospectus supplement to reflect the actual fees and expenses that an investor in the Company's common stock will incur. Please disclose that the applicable prospectus supplement will also include updated risk factor, financial data, portfolio holdings/valuation and other disclosure that will be tailored to address the market and other conditions at the time of such offering; for example, the per share dollar amount of dilution, if any, that investors in the offering will incur.

Dominic Minore, Esq. May 1, 2012 Page 5

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Summary

9.	The sixth paragraph discloses that, as of March 27, 2012, the Company had invested approximately 41.2% of the combined net proceeds from its public offerings. As the Company's base management fee is calculated based on gross assets, and because common shareholders bear this fee and all of the Company's other fees and expenses, disclose the potential impact on the Company's common shareholders where the Company's fees and expenses are greater than the Company's return on its uninvested cash holdings.

The Company has revised the “Summary” section of the Prospectus in response to the Staff’s comment.

10.	Disclose with specificity why the Company is making an offering of its Common stock when it has only invested approximately 41.2% of the combined net proceeds from its public offerings.

The Company has revised the “Summary” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that as of April 30, 2012 the Company has invested approximately 66.7% of the combined net proceeds from its public offerings, which has been reflected in the Prospectus. In addition, the Company is actively pursuing a number of investment opportunities and may invest up to an additional $42 million of such net proceeds in the near future, subject to closing conditions. Assuming full deployment of the proceeds the Company has currently committed to invest as of April 30, 2012, the Company will have invested approximately 86.7% of the combined net proceeds from its public offerings.

11.	Disclose whether the Company will offer shares of its common stock irrespective of the amount of uninvested assets that it may have on hand at any particular time. In the alternative, disclose the factors that the Company's board of directors will consider when determining whether to authorize an offering of the Company's common stock.

The Company has revised the “Summary” section of the Prospectus in response to the Staff’s comment.

GSV Capital

12.	In the first sentence of the fourth paragraph, please use a term other than "diversified" to describe the Company's investment portfolio since the Company is not diversified, as defined in the Investment Company Act of 1940.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq. May 1, 2012 Page 6

Investment Opportunity

13.	Update the information contained in the last sentence of the second paragraph to include data for the year 2011.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors

14.	Move the risk factors summary section to a more prominent position in the prospectus summary.

The Company has revised the “Summary” section of the Prospectus in response to the Staff’s comment.

Investment Advisory Fees

15.	The investment advisory agreement that the Company has entered into with its investment adviser does not appear to define gross assets, yet the compensation paid the investment adviser is a function of the amount of the Company's gross assets. Please describe in this section how the term "gross assets" is calculated. In your response letter, provide us with your analysis of whether the Company's investment advisory contract comports with the requirement that it precisely describe all compensation to be paid thereunder.

The Company advises the Staff on a supplemental basis that the use of the term “gross assets” in the Company investment advisory agreement is intended to refer to the corresponding GAAP term, and it therefore believes that the investment advisory agreement precisely describes the calculation of the base management fee payable thereunder. In addition, the Company notes that the use of the term “gross assets” in its investment advisory agreement is generally consistent with how such term is used in other investment advisory agreements entered into by externally-managed business development companies.

Fees and Expenses

16.	The prospectus supplement that is used for any offering of the Company's common stock should provide a fee table and example presentation that is updated with the most current information available to the Company in accordance with SEC staff positions.

The Company acknowledges the Staff’s comment and confirms that it will comply with the above-reference Staff positions in connection with any prospectus supplements used in connection with offerings under the Registration Statement.

Dominic Minore, Esq. May 1, 2012 Page 7

17.	We note the absence of the "Acquired Fund Fees & Expenses" line item from the Company's fee table. See Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company will not in the upcoming year make investments in an "Acquired Fund" at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in an Acquired Fund.

The Company respectfully refers the Staff to the “Acquired Fund Fees and Expenses” line item included in the tabular disclosure in the “Fees and Expenses” section of the Prospectus.

18.	Disclose that the Company does not have any accrued incentive fees "for accounting purposes," as described in the third sentence of footnote (4).

The Company confirms that it does not currently have any accrued incentive fees, and that it will reflect any future accrued incentive fees in the tabular disclosure included in the “Fees and Expenses” section of the Prospectus.

19.	Expand the last sentence of footnote (5) to disclose, if true, that the Company will not issue debt or use leverage during the next twelve months.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Selected Financial and Other Data

20.	The selected balance sheet data presentation should also include a "total liabilities" line item.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

21.	The Company's financial statements, portfolio and other information should be updated and presented as of March 31, 2012. The Company's financial resources have significantly changed due to its February 2012 offering and its financial statements dated December 31, 2011 do not reflect the significant change to the Company's capital structure. Furthermore, as the Company has made several significant investments since December 31, 2011, these updated financial statements should be provided to investors.

Dominic Minore, Esq. May 1, 2012 Page 8

The Company advises the Staff on a supplemental basis that it will revise the Prospectus to include its unaudited interim financial statements for the period ended March 31, 2012, as well as related portfolio and MD&A disclosure, prior to requesting accelerated effectiveness of the Registration Statement.

Risk Factors – Investors in any future offering pursuant to this prospectus and any accompanying prospectus supplement may incur immediate and substantial dilution.

22.	The information included in this risk factor should be updated in the accompanying prospectus supplement to indicate, when applicable, that investors "will" incur immediate and substantial dilution and also to provide the actual amount of dilution that investors will incur.

The Company acknowledges the Staff’s comment, and has included the above-referenced disclosure in the form of prospectus supplement attached hereto, which the Company intends to file as an exhibit to the Registration Statement.

Price Range of Common Stock and Distributions

23.	Update and complete the tabular presentation of the "Fiscal 2012 First Quarter" to include information through the entire period ending March 31, 2012.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Recent Developments

24.	Include the approximate amount of transaction costs for each of the transactions identified in this section.

The Company advises the Staff on a supplemental basis that, given the timing of the receipt of bills pertaining to legal and other fees incurred in connection with its portfolio investments, it generally determines the appropriate allocation of expenses to individual investments in connection with the preparation of its financial statements at the end of each quarter. As a result, the Company does not believe that it would provide material information to investors, and could potentially be misleading, to attempt to estimate expenses with respect to any recent investments prior to the receipt and proper review, from an accounting perspective, of corresponding bills pertaining to such investments.

25.	Expand the last paragraph to identify, as of a recent date, the approximate amount that the Company has on deposit in escrow and the total approximate amount of additional equity investments that the Company has committed to make.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq. May 1, 2012 Page 9

Plan of Distribution

26.	Expand the disclosure to indicate the extent to which the Company's common shareholders will directly or indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

The Company has revised the “Plan of Distribution” section of the Prospectus in response to the Staff’s comment.

27.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms that either it or the underwriters involved in any offering conducted pursuant to the Registration Statement will submit any underwritten offering for review by FINRA prior to its completion.

28.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriters have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company confirms that, if and to the extent applicable, it will include, under a section captioned “Additional Underwriter Compensation,” a description of the terms of any other agreement, aside from the underwriting agreement, pertaining to the subject offering, that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriters have provided or will provide thereunder. In addition, the Company confirms that it will disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. The Company will also file all such agreements as exhibits in a post-effective amendment to the Registration Statement. There are currently no such agreements or arrangements contemplated other than the underwriting agreement. The Company further confirms that the terms of any underwriting agreement will be separately described in the “Underwriting” section and that any such underwriting agreement will also be filed as an exhibit in a post-effective amendment to the Registration Statement.

Accounting Comments

29.	Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

The Company acknowledges the Staff’s comment.

Dominic Minore, Esq. May 1, 2012 Page 10

Item 25. Financial Statements and Exhibits

30.	Please file as an exhibit the legality opinion, and related consent of counsel, regarding the shares being registered in a pre-effective amendment to the Company's registration statement on Form N-2. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's board of directors, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

The Company confirms that it will file a legality opinion, and related consent of counsel, with respect to the shares registered under the Registration Statement prior to requesting accelerated effectiveness of the Registration Statement. In addition, the Company confirms that it will file via post-effective amendment an unqualified legality opinion, and related consent of counsel, in connection with each offering of shares pursuant to the Registration Statement.

Closing

31.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

32.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment and has included revisions in response to the Staff’s comment in the Prospectus included in the draft Amendment No. 1 to the Registration Statement, attached as an exhibit hereto.

Dominic Minore, Esq. May 1, 2012 Page 11

33.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not expect to seek any no-action or exemptive relief in connection with the Registration Statement, or the offering contemplated therein.

34.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

35.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

36.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

Dominic Minore, Esq. May 1, 2012 Page 12

37.	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Company acknowledges the Staff’s comment.

Dominic Minore, Esq. May 1, 2012 Page 13

*            *            *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp.

John J. Mahon / Sutherland Asbill & Brennan LLP

Exhibit 99.2

The information in this preliminary prospectus supplement and the accompanying prospectus relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN

CONJUNCTION WITH FUTURE COMMON STOCK OFFERINGS]1

PROSPECTUS SUPPLEMENT

(to Prospectus dated [•], 2012)

[•] Shares

[Insert GSV Capital Logo]

GSV Capital Corp.

Common Stock

We are an externally managed non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the “1940 Act.” Our investment objective is to maximize our portfolio’s total return, principally by seeking capital gains on our equity investments.

We are offering for sale [•] shares of our common stock. We have granted the underwriters a [•] day option, which we refer to as the overallotment option, to purchase up to an additional [•] shares of our common stock at the public offering price, less underwriting discounts and commissions (sales load).

Our common stock is listed on the NASDAQ Capital Market under the symbol “GSVC.” On [•], 2012, the last reported sales price on the NASDAQ Capital Market for our common stock was $[•] per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. The net asset value per share of our common stock as of [•] was $[•].

1 In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

An investment in our common stock is subject to risks and involves a heightened risk of total loss of investment. As of [•], 2012, our shares traded at a significant premium to our net asset value per share, which premium may be reduced or eliminated if and when certain of our portfolio companies complete initial public offerings. In particular, shares of closed-end investment companies, including business development companies, such as our company, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. As of [•], 2012, our net asset value was $[•] per share. Assuming a public offering price of $[•] per share, the last reported sales price for our common stock on the NASDAQ Capital Market on [•], 2012, purchasers in this offering will experience immediate and substantial dilution in net asset value of approximately $[•] per share based upon our net asset value per share as of [•], 2012. See “Dilution” for more information. In addition, the companies in which we invest are subject to special risks.

An investment in our common stock is subject to risks and involves a heightened risk of total loss of investment. In particular, shares of closed-end investment companies, including business development companies, such as our company, frequently trade at a discount to their net asset value. See “Risk Factors” beginning on page [•] of the prospectus supplement and page [•] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our common stock.

Please read this prospectus supplement and the accompanying prospectus before investing in our common stock and keep each for future reference. This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our common stock. We are required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at http://www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information is also available free of charge by contacting us at GSV Capital Corp., 2965 Woodside Road, Woodside, CA 94062, by telephone at (650) 206-2965, or on our website at http://www.gsvcap.com. Information contained on our website is not incorporated by referenced into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus. The SEC’s website, http://www.sec.gov, also contains information about us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share			Total
Public Offering Price	$	[•	]	$	[•	]
Sales Load (Underwriting Discounts and Commissions)	$	[•	]	$	[•	]
Proceeds to GSV Capital Corp. (before expenses)	$	[•	]	$	[•	]

The underwriters expect to deliver the shares on or about [•], 2012.

Prospectus Supplement dated [•], 2012.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page
About this Prospectus Supplement	S-1
Summary	S-2
The Offering	S-8
Risk Factors	S-10
Fees and Expenses	S-11
Forward-Looking Statements and Projections	S-15
Capitalization	S-16
Dilution	S-14
Use of Proceeds	S-17
Underwriting	S-18
Legal Matters	S-23
Independent Registered Public Accounting Firm	S-23
Additional Information	S-23

PROSPECTUS

Page

ABOUT THIS PROSPECTUS SUPPLEMENT

This document contains two parts. The first part is the prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. In particular, this prospectus supplement includes updated risk factors, financial data, portfolio holdings and their respective valuations, the per share dollar amount of dilution that investors in this offering will incur, and other disclosure that is tailored to address the pertinent market and other conditions that are currently prevalent. Please carefully read this prospectus supplement and the accompanying prospectus together with the additional information described under the headings “Additional Information” and “Risk Factors” included in this prospectus supplement and the accompanying prospectus, respectively, before investing in our common stock.

You should rely on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make representations as to matters not stated in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on their respective front covers. We will amend this prospectus supplement or the accompanying prospectus in the event of any material change to the information contained herein during the distribution period.

S-1

SUMMARY

The following summary contains basic information about the offering of shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that is important to you. For a more complete understanding of the offering of shares of our common stock pursuant to this prospectus supplement, we encourage you to read this entire prospectus supplement and the accompanying prospectus, and the documents to which we have referred in this prospectus supplement and the accompanying prospectus. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in the accompanying prospectus and any updates or additions to those sections included in this prospectus supplement.

Except where the context suggests otherwise, the terms “we,” “us,” “our” and “GSV Capital” refer to GSV Capital Corp. In addition, the terms “GSV Asset Management” or “investment adviser” refer to GSV Asset Management, LLC, and “GSV Capital Service Company” or the “administrator” refer to GSV Capital Service Company, LLC.

Overview

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Our investment objective is to maximize our portfolio’s total return, principally by seeking capital gains on our equity and equity-related investments. We invest principally in the equity securities of rapidly growing venture capital-backed emerging companies. We acquire our investments through secondary marketplaces for private companies, negotiations with selling stockholders and direct investments with prospective portfolio companies. We may also invest on an opportunistic basis in select publicly-traded equity securities or certain non-U.S. companies that otherwise meet our investment criteria. Our investment activities are managed by GSV Asset Management, and GSV Capital Service Company provides the administrative services necessary for us to operate.

Our investment philosophy is premised on a disciplined approach of identifying high-growth emerging companies across several key industry themes which may include, among others, social-mobile, cloud computing, internet commerce, green technology and education technology. Our investment adviser’s investment decisions are based on a disciplined analysis of available information regarding each potential portfolio company’s business operations, focusing on the company’s growth potential, the quality of recurring revenues and cash flow and cost structures, as well as an understanding of key market fundamentals. Top tier venture capital funds or other financial or strategic sponsors have invested in many of the companies that our investment adviser evaluates.

We seek to deploy capital primarily in the form of non-controlling equity and equity-related investments, including common stock, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company’s common equity, and convertible debt securities with a significant equity component. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to 12 months, depending on the availability of investment opportunities that are consistent with our investment objectives and market conditions.

We seek to create a low-turnover portfolio that we expect will initially include investments in 25 to 35 companies representing a broad range of investment themes. As of [•], 2012, we have completed investments in [•] companies for aggregate consideration of $[•] (exclusive of transaction fees and costs), or [•]% of the combined net proceeds from our public offerings. We expect that the total number of portfolio companies in which we are invested will increase as our equity capital base grows subsequent to the completion of this offering.

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Two of the companies in our portfolio, Groupon, Inc. and Zynga, Inc., completed their initial public offerings in the fourth quarter of 2011. We own 80,000 shares of Groupon, Inc., which were previously subject to a lock-up agreement that expired on May 1, 2012. With respect to Zynga, we hold a $4,000,000 unsecured promissory note issued by PJB Fund LLC that we expect to mature on June 27, 2012, the repayment amount of which includes a return based on the relative value of the common stock of Zynga, Inc. As of [•], 2012, these investments collectively comprised approximately [•]% of our net asset value. The market trading levels for these companies were taken into consideration when calculating the fair value of such investments as of [•], 2012. In addition, on February 1, 2012, Facebook, Inc. filed a registration statement with the SEC in connection with its proposed initial public offering. We own 350,000 shares of Class B common stock of Facebook, Inc., which are presently subject to a lock-up agreement that will expire 181 days after the date of the final prospectus relating to Facebook, Inc.’s initial public offering, if consummated. While there can be no assurance that it will do so, if Facebook, Inc. completes its initial public offering, its market trading levels will be taken into consideration when calculating the fair value of our investment. For a more detailed discussion of these investments and developments that may impact their fair market value as determined by our board of directors, see “Investments” and “Net Decreases in Net Assets” in “Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Immediate and Substantial Dilution Per Share

Assuming a public offering price of $[•] per share, purchasers in this offering will experience immediate and substantial dilution in net asset value of approximately $[•] per share based upon our net asset value per share as of [•], 2012[, or $[•] per share based upon the low point of our unaudited estimated net asset value per share as of [•], 2012].(2) See “Dilution” in this prospectus supplement for more information.

Risk of Loss of Premium to Investors in this Offering

The current significant premium at which our shares trade relative to our net asset value per share may be attributable to a number of factors, including Facebook, Inc.'s proposed initial public offering, a positive outlook by investors on other existing portfolio companies and positive trading on companies in our portfolio which have gone public. Such a significant premium may not be sustainable in the future if and when companies in our portfolio, such as Facebook, Inc., go public thereby creating an increased public availability of shares of such companies, particularly if the public perception of the prospects of such companies are adversely affected, and if overall market conditions or investor sentiment declines. This will enhance the risk that the price of your shares in our company will decline.

[Estimated Net Asset Value

Our [•], 2012 unaudited net asset value per share is estimated to be between $[•] and $[•]. On [•], 2012, our valuation committee reviewed and made a determination with respect to the recommended fair value of our portfolio assets as of [•], 2012 in accordance with our valuation policy. Our [•], 2012 net asset value estimate is based on our valuation committee’s recommendation of the fair value of our portfolio investments as well as other factors, including expected operating expenses. We have provided an estimate of our [•], 2012 net asset value per share because our board of directors has not yet determined our actual net asset value as of [•], 2012. The estimated [decrease/increase] in net asset value per share from [•], 2012 to [•], 2012 is primarily due to [        ]. Our actual net asset value for [•], 2012 will be subject to the final determination by our board of directors. See “Determination of Net Asset Value” and “Risk Factors — Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our portfolio investments.”](2)

Current Portfolio

We have limited information about the financial performance and profitability of our portfolio companies. While according to public filings with the SEC, certain of our portfolio companies have earned net income in recent periods, we believe that substantially all of our portfolio companies are currently experiencing operating losses.

(2)	This disclosure may be included to the extent that an offering is conducted following the end of a fiscal quarter, for which we have not made a final determination of net asset value, if and to the extent we have sufficient information available to reliably estimate net asset value for such quarter.

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There can be no assurance when or if such companies will operate at a profit. In addition, our current portfolio company investments are also concentrated in a limited number of companies. As of [•], 2012, over half of our portfolio company investments was comprised of investments in four companies.

As of [•], 2012, we have completed investments in the companies identified below. For those investments held as of [•], 2012, amounts include transaction fees and costs. For those investments acquired subsequent to [•], 2012, amounts are exclusive of transaction fees and costs as those have not yet been finally determined. Fair value was determined in good faith by our board of directors as of [•], 2012 for those investments held as of [•], 2012. For those investments acquired subsequent to [•], 2012, our board of directors has not yet determined their fair value and such investments are included at purchase cost on the acquisition date exclusive of transaction fees and costs.

[TABLE AND FOOTNOTES TO BE UPDATED]

Investment(1)	Cost(2)	Fair Value(3)	Source(s)	Description

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(1)

(2)

(3)

(4)

(5)

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(6)

(7)

(8)

(9)

(10)

Summary Risk Factors

The value of our assets, as well as the market price of our common stock, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. Investing in our common stock involves other risks, including those discussed under the caption “Risk Factors” beginning on page [•] of this prospectus supplement and page [•] of the accompanying prospectus. In addition, the other information included in this prospectus supplement and the accompanying prospectus contains a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. Some of these risks include:

•	Our investments in the rapidly growing venture capital backed emerging companies that we are targeting may be extremely risky and we could lose all or part of our investments;

•	Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our portfolio investments;

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•	We may not realize gains from our equity investments and, because certain of our portfolio companies may incur substantial debt to finance their operations, we may experience a complete loss on our equity investment in the event of a bankruptcy or liquidation of any of our portfolio companies;

•	Substantially all of our portfolio companies are currently experiencing operating losses, which may be substantial, and there can be no assurance when or if such companies will operate at a profit;

•	The lack of liquidity in, and potentially extended duration of, many of our investments may adversely affect our business and will delay any distributions of gains, if any;

•	Our portfolio may be concentrated in a limited number of portfolio companies or market sectors, which will subject us to a risk of significant loss if the business or market position of these companies deteriorates or market sectors experience a market downturn;

•	Technology-related sectors in which we invest are subject to many risks, including volatility, intense competition, decreasing life cycles, product obsolescence, changing consumer preferences and periodic downturns;

•	We may be limited in our ability to make follow-on investments, for a number of reasons, including financial or regulatory restrictions, and our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

•	We have only a limited operating history;

•	Our inability to maintain our status as a business development company;

•	We are dependent upon GSV Asset Management’s senior investment personnel for our future success;

•	We may experience fluctuations in our quarterly results and we may be unable to replicate past investment opportunities or make the types of investments we have made to date in future periods;

•	Risk associated with transacting on secondary marketplaces, including the limited availability and reliability of information relating to prospective investments and legal and regulatory risks;

•	We operate in a highly competitive market for direct equity investment opportunities;

•	We will generally make non-controlling investments and are subject to the risks that other significant shareholders may have interests that differ from those of the portfolio company or minority investors.

•	There are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies;

•	Regulations governing our operation as a business development company affect our ability to and the way in which we raise additional capital, which may expose us to risks;

•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code, which would have a material adverse effect on our financial performance;

•	Our common stock price may be volatile and may decrease substantially;

•	Our common stock has recently traded, and may in the future trade, at premiums that may prove to be unsustainable or at discounts from net asset value; and

•	There is a risk that you may not receive dividends or that our dividends may not grow over time, particularly since we invest primarily in securities that do not produce current income.

Our Corporate Information

Our offices are located at 2965 Woodside Road, Woodside, CA 94062, and our telephone number is (650) 206-2965.

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The Offering

Common Stock Offered by Us	[•] shares

Common Stock Outstanding Prior to this Offering	[•] shares

Common Stock to be Outstanding After this Offering (assuming no exercise of the underwriters’ over-allotment option)	[•] shares

Over-Allotment Option	[•] shares

Use of Proceeds	Our net proceeds from this offering will be approximately $[•], assuming a public offering price of $[•] per share. We plan to invest the net proceeds of this offering in accordance with our investment objective and strategies described in this prospectus. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from net proceeds. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to 12 months, depending on the availability of investment opportunities that are consistent with our investment objectives and other market conditions, except for such amounts as may be retained for purposes of funding our ongoing operations subsequent to the completion of this offering. Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment. The management fee payable by us will not be reduced while our assets are invested in such temporary investments. See “Use of Proceeds.”

Distribution	The timing and amount of our dividends, if any, will be determined by our board of directors. Any dividends to our stockholders will be declared out of assets legally available for distribution. As we focus on making primarily capital gains-based investments in equity securities, we do not anticipate that we will pay dividends on a quarterly basis or become a predictable distributor of dividends, and we expect that our dividends, if any, will be less consistent than the dividends of other business development companies that primarily make debt investments. See “Price Range of Common Stock and Distributions” in the accompanying prospectus.

Taxation	We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be required to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Price Range of Common Stock and Distributions” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

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NASDAQ Capital Market symbol	Our common stock is listed on the NASDAQ Capital Market under the symbol “GSVC.”

Risk Factors	Investing in our common stock involves a high degree of risk. You should consider carefully the information found in the section entitled “Risk Factors” beginning on page [•] of this prospectus supplement and page [•] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our common stock. We have only a limited operating history as a business development company and as a regulated investment company. If we fail to qualify as a regulated investment company, we could become subject to federal income tax on all of our income, which would have a material adverse effect on our financial performance. We invest in rapidly growing venture capital-backed emerging companies. These activities may involve a high degree of business and financial risk. We are also subject to risks associated with access to additional capital, fluctuating quarterly results and variation in our portfolio value.

Available Information	We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus supplement and the accompanying prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus supplement and the accompanying prospectus.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549. This information will also be available free of charge by contacting us at GSV Capital Corp., 2965 Woodside Road, Woodside, CA 94062, by telephone at (650) 206-2965, or on our website at http://www.gsvcap.com.

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RISK FACTORS

Before you invest in our common stock, you should be aware of various risks, including those described below and under the section entitled “Risk Factors” beginning on page [•] of the accompanying prospectus. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide whether to make an investment in our common stock. The risks set out below and in the accompanying prospectus are not the only risks we face. If any of the adverse events or conditions described below or in the accompanying prospectus occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value could decline, and you may lose all or part of your investment.

Risks Related to this Offering and Our Common Stock

Our common stock price may be volatile and may decrease substantially.

The trading price of our common stock may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;
•	investor demand for our shares;
•	significant volatility in the market price and trading volume of securities of regulated investment companies, business development companies or other financial services companies;
•	changes in regulatory policies or tax guidelines with respect to regulated investment companies or business development companies;
•	failure to qualify as a RIC for a particular taxable year, or the loss of RIC status;
•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;
•	general economic conditions and trends;
•	fluctuations in the valuation of our portfolio investments;
•	operating performance of companies comparable to us;
•	market sentiment against technology-related companies; and
•	departures of any of the senior investment professionals or Advisory Board members of GSV Asset Management.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We will have broad discretion over the use of proceeds of this offering, to the extent it is successful, and will use proceeds in part to satisfy operating expenses.

We will have significant flexibility in applying the proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We can not assure you that we will be able to successfully utilize the proceeds within the timeframe contemplated. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from net proceeds. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of the offering, pending full investment, are used to pay operating expenses. In addition, we can provide you no assurance that the current offering will be successful, or that by increasing the size of our available equity capital our aggregate expenses, and correspondingly, our expense ratio, will be lowered.

Investors in this offering will incur immediate and substantial dilution.

Commissions and discounts payable to the underwriters, together with our organizational expense and other expenses of this offering, will reduce the net proceeds of the offering available for us to invest. As of [•] our net asset value was $[•], or $[•] per share. After giving effect to the sale of [•] shares of our common stock in this offering (assuming no exercise by the underwriters of their over-allotment option) at the public offering price of $[•] per share, and after deducting the underwriting discounts and commissions of approximately $[•] and estimated offering expenses of approximately $[•] payable by us, our adjusted net asset value is expected to be approximately $[•], or $[•] per share, representing an immediate and substantial dilution of approximately $[•] per share to investors in this offering.

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FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The percentages included in the table reflect our net assets as of [•], 2012, as adjusted to reflect completion of this offering. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement and the accompanying prospectus contains a reference to fees or expenses paid by “us” or “GSV Capital,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in GSV Capital Corp.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)		%(1)
Offering expenses borne by common stockholders (as a percentage of offering price)		%(2)
Dividend reinvestment plan expenses	None
Total stockholder transaction expenses (as a percentage of offering price)		%

Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee	%(3)
Incentive fees payable under our investment advisory agreement (20%)	%(4)
Interest payments on borrowed funds	%(5)
Other expenses (estimated)	%(6)
Acquired fund fees and expenses	%(7)

Total annual expenses (estimated)	%

EXAMPLE

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 5 below for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

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		1 Year			3 Years			5 Years		10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	[•	]	$	[•	]	$	[•	]	$	[•	]

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. As the incentive fee under the Investment Advisory Agreement is payable only on realized capital gains, this illustration assumes that the entire 5.0% annual return is in the form of realized capital gains (computed net of all realized capital losses and unrealized capital depreciation) in each of the indicated time periods, and that we will be required to pay an incentive fee on the full amount of the annual return. If we achieve a greater realization of realized capital gains than the assumed 5.0% annual return, our expenses and returns to our investors would be higher. In addition, the example assumes inclusion of the sales load of [•]%. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

(1)	The underwriting discounts and commissions with respect to shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $ [•].

(3)	Reflects our base management fee as a percentage of our net assets. Our base management fee under the Investment Advisory Agreement is based on our gross assets, which is defined as all the assets of GSV Capital, including those acquired using borrowings for investment purposes. See “Investment Advisory Agreement.” As a result, although we do not currently have any specific plans to use leverage, to the extent we elect to utilize leverage in the future, our base management fee as a percentage of our net assets would increase.

(4)	Based on our current business plan, we do not expect to invest fully the net proceeds from this offering for up to six to 12 months and, based on the current unrealized appreciation versus unrealized depreciation on our portfolio investments, we expect that we will likely not have sufficient realized capital gains, taken together with any net unrealized capital appreciation, during our first year of operations after completion of this offering in order to pay or accrue any incentive fees in the first year after completion of this offering. The incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing on December 31, 2011, and will equal the lesser of (i) 20% of our realized capital gains during such calendar year, if any, calculated on an investment-by-investment basis, subject to a non-compounded preferred return, or “hurdle,” and a “catch-up” feature, and (ii) 20% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees. For a more detailed discussion of the calculation of this fee, see “Investment Advisory Agreement.” For accounting purposes, in order to reflect the theoretical capital gains incentive fee that would be payable for a given period as if all unrealized gains were realized, we are required to accrue a capital gains incentive fee based upon realized capital gains and losses during the current calendar year through the end of the period, plus any unrealized capital appreciation and depreciation as of the end of the period. It should be noted that a fee so calculated and accrued would not necessarily be payable under the Investment Advisory Agreement, and may never be paid based upon the computation of capital gains incentive fees in subsequent periods. Amounts paid under the Investment Advisory Agreement will be consistent with the formula reflected in the Investment Advisory Agreement.

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(5)	We will not incur indebtedness on our portfolio, pay any interest or issue any preferred stock during the 12 months following completion of this offering.

(6)	“Other expenses” ($[•] million) are based upon estimates for the 12 months following completion of this offering.

(7)	Amount reflects our estimated expenses for the 12 months following completion of this offering relating to the temporary investment of proceeds from this offering in money market funds pending our investment of such proceeds in portfolio companies in accordance with our investment objective and strategies described in this prospectus.

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DILUTION

The potential dilution to investors in this offering is represented by the amount by which the offering price per share exceeds our net asset value per share after the completion of this offering. Net asset value per share is determined by dividing our net asset value, which is our total assets less total liabilities, by the number of outstanding shares.

As of [•], 2012 our net asset value was $[•], or $[•] per share. After giving effect to the sale of [•] shares of our common stock in this offering (assuming no exercise by the underwriters of their over-allotment option) at an assumed public offering price of $[•] per share, and after deducting estimated underwriting discounts and commissions of approximately $[•] and estimated offering expenses of approximately $[•] payable by us, our adjusted net asset value is expected to be approximately $[•], or $[•] per share, representing an immediate and substantial dilution of approximately $[•] per share to investors in this offering.

The following table illustrates the dilution on a per share basis, taking into account the assumptions set forth above:

Offering price per share	$	[•]
[•], 2012 net asset value per share before this offering	$	[•]
Increase per share attributable to investors in this offering	$	[•]
As adjusted net asset value per share immediately after this offering	$	[•]
Dilution per share attributable to investors in this offering	$	[•]

[In addition, at an assumed public offering price of $[•] per share, purchasers in this offering will experience immediate and substantial dilution in net asset value of approximately $[•] per share based upon the low point of our unaudited estimated net asset value per share range as of [•], 2012.]

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FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This prospectus supplement and the accompanying prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about GSV Capital, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our equity investments in such portfolio companies,

•	an economic downturn could disproportionately impact the market sectors in which a significant portion of our portfolio is concentrated, causing us to suffer losses in our portfolio,

•	an inability to access the equity markets could impair our investment activities,

•	interest rate volatility could adversely affect our results, particularly if we opt to use leverage as part of our investment strategy, and

•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus supplement or the accompanying prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled “Risk Factors” beginning on page [•] of the accompanying prospectus and elsewhere in this prospectus supplement. You should not place undue reliance on these forward-looking statements, which apply only as of the dates of this prospectus supplement and the accompanying prospectus, respectively. The forward-looking statements and projections contained in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended, or the “Securities Act.” In addition, the forward-looking statements and projections contained in any reports we may file subsequent to completion of this offering under the Exchange Act will be excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

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CAPITALIZATION

The following table sets forth:

•	our actual cash and capitalization as of [•], 2012; and
•	our cash and capitalization as adjusted to reflect the sale of our [•] shares of common stock in this offering (assuming no exercise by the underwriters of their over-allotment option) at the assumed public offering price of $[•] per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable out of the proceeds of this offering.

As of [•], 2012
	Actual	As Adjusted(1)
Assets(1):
Cash and cash equivalents	$	$
Total assets	$	$
Stockholders’ equity:
Common stock, par value $0.01 per share; 100,000,000 shares authorized, [•]shares issued and outstanding, [•] shares issued and outstanding, as adjusted, respectively	$	$
Additional paid-in-capital
Accumulated net investment loss
Unrealized depreciation on investments
Total stockholders’ equity

(1)	Since [•], 2012, we have used approximately $[•] million of our available cash to acquire additional portfolio investments. This is not reflected in the table above.

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of [•] shares of our common stock in this offering will be approximately $[•] million, or approximately $[•] million if the underwriters fully exercise their over-allotment option, in each case assuming a public offering price of $[•] per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $[•] payable out of the proceeds of this offering.

We plan to invest the net proceeds from this offering in portfolio companies in accordance with our investment objective and strategies described in this prospectus. We will also use a portion of the net proceeds to pay operating expenses, and other expenses such as due diligence expenses relating to potential new investments. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to 12 months, depending on the availability of investment opportunities that are consistent with our investment objectives and market conditions, except for such amounts as may be retained for purposes of funding our ongoing operations subsequent to the completion of this offering. We cannot assure you we will achieve our targeted investment pace. Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment. The management fee payable by us will not be reduced while our assets are invested in such securities. See “Regulation as a Business Development Company — Temporary Investments” in the accompanying prospectus for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

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UNDERWRITING

[•] is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[•] per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for [•] days from the date of this prospectus supplement, to purchase up to [•] additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and each of our directors and officers has agreed that, for a period of [•] days from the date of this prospectus supplement, such party will not, without the prior written consent of [•], offer, pledge, sell, contract to sell or otherwise dispose of or agree to sell or otherwise dispose of, directly or indirectly, or hedge any shares or any securities convertible into or exchangeable for shares, provided, however, that we may issue shares pursuant to our dividend reinvestment plan. [•] in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last [•] days of the [•] day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the [•] day restricted period, we announce that we will release earnings results during the [•] day period beginning on the last day of the [•] day restricted period, the restrictions described above shall continue to apply until the expiration of the [•] day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The shares are listed on the NASDAQ Capital Market under the symbol “GSVC”.

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The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

o	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

o	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

o	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

o	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Capital Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

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In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the shares on the NASDAQ Capital Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ Capital Market at no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

[Additional Underwriter Compensation] – If Applicable

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement or the accompanying prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

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Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and the accompanying prospectus and their respective contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor the accompanying prospectus nor any other offering material relating to the shares described in this prospectus supplement and the accompanying prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor the accompanying prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

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Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement and the accompanying prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

Neither this prospectus supplement nor the accompanying prospectus have been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

[INCLUDE OTHER JURISDICTIONS AS APPROPRIATE]

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LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by [•].

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited financial statements and financial highlights at and for December 31, 2011, included in the accompanying prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants located at One California Street, Suite 2300, San Francisco, California 94111, upon the authority of said firm as experts in giving said report.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus supplement and the accompanying prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus supplement and the accompanying prospectus.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549. This information will also be available free of charge by contacting us at GSV Capital Corp., 2965 Woodside Road, Woodside, CA 94062, by telephone at (650) 206-2965, or on our website at http://www.gsvcap.com

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